UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
StreetInfoTech, Inc

Legal status of issuer

> **Form**
> C-Corp
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> 12/26/2016

Physical address of issuer
8 Garden Court St, Suite 3 - Boston, MA 02113

Website of issuer
http://www.parkwise.us/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
June 28, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)

Total Assets	$96,139	$20,000
Cash & Cash Equivalents	$0	$2,205
Accounts Receivable	$0	$0
Short-term Debt	$24,450	$17,604
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$230,707	-$320,493

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 25, 2019

StreetInfoTech, Inc



Up to $500,000 of Crowd Notes

StreetInfoTech, Inc ("ParkWise", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 28, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by June 28, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by June 21, 2019 will be permitted to increase their investment at any time on or before June 28, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 21, 2019. If the Company reaches its Closing Amount prior to June 21, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at http://www.parkwise.us/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/parkwise

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

StreetInfoTech, Inc. (a Delaware C-Corporation) is a growing parking intelligence platform whose goal is to solve the street parking problem. The Company does this by allowing drivers to automatically share information about parking availability with each other and by helping drivers avoid parking tickets. The Company incorporated in 2016 and is headquartered in Boston, Massachusetts.
.
The Company's website is http://www.parkwise.us/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/parkwise and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	June 28, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

StreetInfoTech, LLC is funding the business out of credits from its Russian investor TIT GROUP LLC. The Company currently has a zero cash balance and no employees. All expenses are being picked up by the Russian investor through credit. As of April 3rd, the Company has a remaining credit of $72K, which the Company expects to cover its associated R&D expenses for the development of ParkWise technology until July 14th, 2019. All non-founder individuals that worked on the ParkWise App are employees of TIT GROUP LLC. TIT GROUP LLC has entered into an Intellectual Property Assignment Agreement with the Company to assign the entire right, title, and interest in and to the Intellectual Property in relation to the ParkWise App. Investors can find a copy of this agreement in the data room.

The Company does not have an employment contract in place with its founders including Alexander Shvartz, Jonathan Schick, and Eduard Miniakhmetov. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave the Company, it might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $928,364, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Many of company's pilot programs are understood to be contingent on the successful development and proof of concept. The full integration with ParkWise's future customers and the Company's business depends almost entirely on its successful development, scaling, and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that these varying products or any other product candidates will be successfully developed or commercialized.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The parking/navigation technology market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and

the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The CEO is going to be paid a high salary of $120K. The management team didn't take any compensation for 2.5 years, but after the raise, they plan to pay themselves. The Company's CEO is paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

ParkWise has $900K of convertible notes and is raising an additional convertible note round. There is a risk that when the notes convert to equity, the actual amount of equity ownership could be less as there are a large number of notes outstanding.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has conducted transactions with related parties. During 2018 and 2017, there was a shareholder advance in the amount of $13,400 and $6,673, respectively. This advance is non-interest bearing.

Existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. Although the Company has filed an extension, if it underestimated its taxes, the IRS could still penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering,

the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 74.2% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Solving street parking for drivers, connected and autonomous vehicles.

Business Plan
We believe drivers urgently need an effective solution to solve the street parking problem and thereby save them time, money, and frustration. Commercial fleets need to increase the efficiency of last mile delivery, while cities need tools to optimize their parking infrastructure which will mitigate traffic congestion and improve air quality.
ParkWise aims to create a network that connects drivers and vehicles with the parking infrastructure, allowing them to automatically exchange data. Based on the collected information, ParkWise's goal is to provide real-time street parking availability, predictions, parking regulations, and automated payments.

The Company's Products and/or Services

1. ParkWise Platform
ParkWise is an Intelligent Parking Platform that collects real-time telematics data from various sources such as connected vehicles, mobile devices, and parking sensors. This includes the user's parking location, distance to their vehicle, the current location of other drivers looking for parking and routes they traveled through, as well as parking regulations and rates.
The ParkWise platform plans to combine both real-time and historical data, and then use AI and Machine Learning to dispatch drivers to the most optimal parking spot in the future.

2. ParkWise Mobile App
The ParkWise mobile application is one of the interfaces that use the power of this platform: based on user behavioral analysis, the ParkWise mobile application automatically uploads parking-related data to the platform**.

***Users will need to enable these on their mobile devices.*

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of other companies. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our target customers are urban drivers (B2C) and Automakers, Meter-payment Companies, Insurance providers, Municipalities/Smart Cities, Navigation providers, Commercial Fleets (B2B).

Intellectual Property
The Company is dependent on the following intellectual property: None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.36% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25K)	% if Closing Amount Raised ($400K)	% if Maximum Amount Raised ($500K)
Market Penetration	45%	45%	45%
Product Development	25%	25%	25%
Administration	20%	20%	20%
Other/Legal	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Alexander Shvartz	CEO	CEO of StreetInfoTech, Inc. - Overall company management
Jonathan Schick	COO	COO of StreetInfoTech, Inc. - Overall company management
William Larrenaga	CFO	CFO of StreetInfoTech, Inc - Finances & Advisory
Eduard Miniakhmetov	CTO	CTO of StreetInfoTech, Inc. - CTO of TatInfoTech, Ltd. - Head of ParkWise R&D

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 full-time employees and 1 part-time CFO.

CAPITALIZATION AND OWNERSHIP

Capitalization

At inception, the Company authorized 10,000,000 shares of common stock with a par value of $0.00001. There were 5,250,000 founders shares issued to the CEO of the Company. In January of 2017, the Company entered into an agreement wherein the Company received $100,000 in exchange for 8% equity. Shares are issued to this investor from time to time in order to maintain 8% ownership on a fully diluted basis. The investor's rights to maintain 8% equity expire immediately prior to the next equity financing where the Company receives gross proceeds of at least $500,000. Common shares owned by this investor at December 31, 2018 and 2017 total 557,774 and 514,528, respectively.

During the years ended December 31, 2018 and 2017, the Company issued 562,519 and 601,878 options, respectively, to purchase common shares. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.00001 per share, and expire four years from the grant date. Options vest 25% 12 months from the grant date, with the remaining 75% vesting ratably over the remaining 36 months.

The options issued during the years ended December 31, 2018 and 2017 were valued using the Black Scholes Merton pricing model, and the resulting grant date fair value was determined to be insignificant to the financial statements. There were no exercises of outstanding stock options during the years ended December 31, 2018 or 2017.

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2016	-	-	-
Granted	601,878	0.00001	4
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2017	601,878	0.00001	3.18
Granted	562,519	0.00001	4
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	1,164,397	0.00001	2.67

As of December 31, 2018 and 2017, vested stock options totaled 268,262 and 0, respectively, and had a weighted average exercise of $0.00001 at both yearends.

During the years ended December 31, 2018 and 2017, the Company entered into SAFE agreements (Simple Agreements for Future Equity) with an investor in exchange for cash investments of $300,000 and $600,000, respectively. The SAFE agreements have no interest rate or maturity. The SAFE agreements entered into become convertible into shares of SAFE preferred stock. The number of SAFE preferred shares the SAFE agreements are convertible into is determined by the purchase price divided by the discount price, which is defined as the lowest price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate (90%).

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Alexander Shvartz	Common: 5,250,000	75.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
StreetInfoTech, Inc. (a Delaware C-Corporation) is a growing parking intelligence platform whose goal is to solve the street parking problem. The Company does this by allowing drivers to automatically share information about parking availability with each other and by helping drivers avoid parking tickets. The Company incorporated in 2016 and is headquartered in Boston, Massachusetts.

The Company has incurred losses from inception of approximately $928,364, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Advertising & marketing costs
The Company's advertising and marketing costs are expensed as incurred. The Company recognized $749 and $9,930 in advertising and marketing costs for the years ended December 31, 2018 and 2017, respectively.

Risks and Uncertainties
As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Research & Development Costs
The Company expenses research and development costs as incurred. The Company recognized $149,152 in research and development costs for each of the years ended December 31, 2018 and 2017.

App Development Costs
The Company capitalizes development costs related to significant changes and new features and additions to their product. The balances as of December 31, 2018 and 2017 were $96,139 and $17,795, respectively.
Routine maintenance and minor updates are expensed as research and development.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

We are currently funding the business out of credits from our Russian investor TIT GROUP LLC. We currently have a zero cash balance and no employees. All expenses are being picked up by the Russian investor through credit from the $900K Convertible Notes. As of April 3rd, we have a remaining credit of $72K, which we expects to cover its associated R&D expenses for the development of ParkWise technology until July 14th, 2019. All non-founder

individuals that worked on the ParkWise App are employees of TIT GROUP LLC. TIT GROUP LLC has entered into an Intellectual Property Assignment Agreement with us to assign the entire right, title, and interest in and to the Intellectual Property in relation to the ParkWise App. Investors can find a copy of this agreement in the data room.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	6/2018	Reg D	Convertible note	$300K	Operations
Common	1/2017	Section 4(a)(2)	Common Equity	$100K	Operations
Pre-Seed	6/2017	Reg D	Convertible note	$600K	Operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances, provided the Company has converted from a limited liability company to a C-Corporation:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the

convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company has conducted transactions with related parties. During 2018 and 2017, there was a shareholder advance in the amount of $13,400 and $6,673, respectively. This advance is non-interest bearing.

StreetInfoTech, LLC is funding the business out of credits from its Russian investor TIT GROUP LLC. The Company currently has a zero cash balance and no employees. All expenses are being picked up by the Russian investor through credit. As of April 3rd, the Company has a remaining credit of $72K, which the Company expects to cover its associated R&D expenses for the development of ParkWise technology until July 14th, 2019. All non-founder individuals that worked on the ParkWise App are employees of TIT GROUP LLC. TIT GROUP LLC has entered into an Intellectual Property Assignment Agreement with the Company to assign the entire right, title, and interest in and to the Intellectual Property in relation to the ParkWise App. Investors can find a copy of this agreement in the data room.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to

do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



_____
(Signature)

Alexander Shvartz
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)

Jonathan Schick
_____
(Name)

COO
_____
(Title)

April 24th, 2019
_____
(Date)



_____
(Signature)

Alexander Shvartz
_____
(Name)

CEO
_____
(Title)

April 24th, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



StreetInfoTech, Inc.

A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the years ended December 31, 2018 and 2017

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of
StreetInfoTech, Inc.
Boston, Massachusetts

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

We have reviewed the accompanying financial statements of StreetInfoTech, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 6 of the financial statements, the Company relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

March 19, 2019

StreetInfoTech, Inc.
Balance Sheets
December 31, 2018 and 2017
(unaudited)

Assets		December 31, 2018		December 31, 2017
Current Assets				
Cash	$	-	$	2,205
Total Current Assets		-		2,205
Development Costs		96,139		17,795
Total Other Assets		96,139		17,795
Total Assets	$	96,139	$	20,000
Liabilities				
Current liabilities				
Bank Overdraft	$	119	$	-
Accounts Payable		10,931		10,931
Related Party Payable		13,400		6,673
Total Current Liabilities		24,450		17,604
Total Liabilities		24,450		17,604
Commitments & Contingencies		-		-
Stockholders' Equity				
Common stock, $.00001 par value; 10,000,000 shares authorized; 5,807,774 and 5,764,528 issued and outstanding at December 31, 2018 and 2017		59		58
Additional paid-in capital		99,994		99,995
SAFE Agreements		900,000		600,000
Accumulated Deficit		(928,364)		(697,657)
Total Shareholders' Equity		71,689		2,396
Total Liabilities and Stockholders' Equity	$	96,139	$	20,000

See accompanying independent accountants' review report and notes to the financial statements.

3

StreetInfoTech, Inc.
Statements of Operations
For the years ended December 31, 2018 and 2017
(unaudited)

| | For the years ended December 31, | |
	2018	2017
Revenue	$ -	$ -
Operating expenses		
General & Administrative Expense	44,754	89,782
Administration	36,801	81,559
Product Development	149,152	149,152
Total Operating Expenses	$ 230,707	$ 320,493
Net Income (Loss)	$ (230,707)	$ (320,493)

See accompanying independent accountants' review report and notes to the financial statements.

4

StreetInfoTech, Inc.

Statement of Stockholders' Equity

For the years ended December 31, 2018 and 2017

(unaudited)

	Common Shares		Additional Paid In Capital	SAFE Agreements	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount				
Balance - December 31, 2016	-	$ -	$ -	$ -	$ (377,164)	$ (377,164.00)
Founders' Shares Issued	5,250,000	53				53
Shares issued for cash	514,528	5	99,995			100,000
SAFEs issued				600,000		600,000
Net income (loss)					(320,493)	(320,493)
Balance - December 31, 2017	**5,764,528**	**$ 58**	**$ 99,995**	**$ 600,000**	**$ (697,657)**	**$ 2,396**
Shares issued pursuant to stock purchase agreement	43,246	1	(1)			-
SAFEs issued				300,000		300,000
Net income (loss)					(230,707)	(230,707)
Balance - December 31, 2018	**5,807,774**	**$ 59**	**$ 99,994**	**$ 900,000**	**$ (928,364)**	**$ 71,689**

StreetInfoTech, Inc.

Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(unaudited)

	For the years ended December 31,	
	2018	2017
Cash flows from operating activities		
Net Income (Loss)	$ (230,707)	$ (320,493)
Change in assets and liabilities		
Accounts Payable	-	(366,233)
Related Party Payable	6,727	6,673
Founders' Shares Issued	-	53
Net cash (used) provided by operating activities	(223,980)	(680,000)
Cash flows from investing activities:		
App Development Costs	(78,344)	(17,795)
Net cash (used) provided by financing activities	(78,344)	(17,795)
Cash flows from financing activities:		
Bank Overdraft	119	-
Proceeds from SAFEs	300,000	600,000
Proceeds from Sale of Stock	-	100,000
Net cash (used) provided by financing activities	300,119	700,000
Net increase (decrease) in cash	(2,205)	2,205
Cash at beginning of period	2,205	-
Cash at end of period	$ -	$ 2,205
Supplemental Cash Flow Disclosure:		
Income Taxes paid	$ -	$ -
Interest Paid	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements.

6

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

StreetInfoTech, Inc. (a Delaware C-Corporation) is a growing parking intelligence platform whose goal is to solve the street parking problem. The Company does this by allowing drivers to automatically share information about parking availability with each other and by helping drivers avoid parking tickets.

The Company incorporated in 2016 and is headquartered in Boston, Massachusetts.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising & marketing costs

The Company's advertising and marketing costs are expensed as incurred. The Company recognized $749 and $9,930 in advertising and marketing costs for the years ended December 31, 2018 and 2017, respectively.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the date of the return, and the State of Massachusetts. The years open for examination are 2015 through 2017.

The Company currently has a tax net operating loss (NOL) of $928,311 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. The Company had $0 and $2,205 in cash as of December 31, 2018 and 2017, respectively.

Research & Development Costs

The Company expenses research and development costs as incurred. The Company recognized $149,152 in research and development costs for each of the years ended December 31, 2018 and 2017.

App Development Costs

The Company capitalizes development costs related to significant changes and new features and additions to their product. The balances as of December 31, 2018 and 2017 were $96,139 and $17,795, respectively.

Routine maintenance and minor updates are expensed as research and development.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

During 2018 and 2017, there was a shareholder advance in the amount of $13,400 and $6,673, respectively. This advance is non-interest bearing.

NOTE 3 – STOCKHOLDERS' EQUITY

At inception, the Company authorized 10,000,000 shares of common stock with a par value of $0.00001. There were 5,250,000 founders shares issued to the CEO of the Company.

In January of 2017, the Company entered into an agreement wherein the Company received $100,000 in exchange for 8% equity. Shares are issued to this investor from time to time in order to maintain 8% ownership on a fully diluted basis. The investor's rights to maintain 8% equity expire immediately prior to the next equity financing where the Company receives gross proceeds of at least $500,000. Common shares owned by this investor at December 31, 2018 and 2017 total 557,774 and 514,528, respectively.

NOTE 4 – STOCK OPTIONS

During the years ended December 31, 2018 and 2017, the Company issued 562,519 and 601,878 options, respectively, to purchase common shares. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.00001 per share, and expire four years from the grant date. Options vest 25% 12 months from the grant date, with the remaining 75% vesting ratably over the remaining 36 months.

The options issued during the years ended December 31, 2018 and 2017 were valued using the Black Scholes Merton pricing model, and the resulting grant date fair value was determined to be insignificant to the financial statements. There were no exercises of outstanding stock options during the years ended December 31, 2018 or 2017.

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2016	-	-	-
Granted	601,878	0.00001	4
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2017	601,878	0.00001	3.18
Granted	562,519	0.00001	4
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	1,164,397	0.00001	2.67

As of December 31, 2018 and 2017, vested stock options totaled 268,262 and 0, respectively, and had a weighted average exercise of $0.00001 at both yearends.

NOTE 5 – SAFE AGREEMENTS

During the years ended December 31, 2018 and 2017, the Company entered into SAFE agreements (Simple Agreements for Future Equity) with an investor in exchange for cash investments of $300,000 and $600,000, respectively. The SAFE agreements have no interest rate or maturity.

The SAFE agreements entered into become convertible into shares of SAFE preferred stock. The number of SAFE preferred shares the SAFE agreements are convertible into is determined by the purchase price divided by the discount price, which is defined as the lowest price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate (90%).

At December 31, 2018 and 2017, the SAFE agreements have not yet converted as a qualifying financing had not yet occurred. The SAFE agreements are recorded as equity.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $928,364, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 19, 2019, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure.

EXHIBIT C
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PARKWISE
Intelligent Parking Platform

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This presentation contains offering materials prepared solely by ParkWise without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

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Crowd-sourcing parking intelligence platform providing real-time information about parking spots nearby

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ParkWise is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by ParkWise without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over 25k app users since inception in 2015
- Signed an agreement with Answer Marketplace (operated and powered by Allstate companies) to provide customer driving data for targeted ads and insurance rates calculation
- 3rd place winner for Skolkovo Startup Village; Top 5 finalist for Accenture Innovation Awards (Mobility category); Finalist for AcceliCITY
- Participated in accelerator programs including FasterCapital, MassChallenge, Plug&Play Accelerator, Entrepreneurs Roundtable Accelerator, and Paris International PLP Comet
- Processing real-time data from approximately 260k connected vehicles in Boston and NYC through a partnership with wejo (a connected car data platform)

Fundraise Highlights

- Total Round Size: US $500,000
- Raise Description: Bridge
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $400,000
- Offering Type: Side by Side Offering

ParkWise aims to solve the street parking problem for drivers and connected vehicles in dense, urban areas.



We believe street parking has become a major problem worldwide as the number of vehicles has quickly outgrown the parking infrastructure:

- 20 minutes is the average time drivers spend in pursuit of available parking
- 30% of city traffic is created by drivers looking for parking
- $72.7B annual parking lookup costs for U.S. drivers (excluding fees & fines)
- 15% annual growth of e-commerce exacerbates the urban parking problem

We believe drivers need an effective solution to solve the street parking problem and to save them time, money, and frustration. Commercial fleets need to increase the efficiency of last mile delivery, while cities need tools to optimize their parking infrastructure which will mitigate traffic congestion and improve air quality.

ParkWise aims to create a network that connects drivers and vehicles with the parking infrastructure, allowing them to automatically exchange data. Based on the collected information, ParkWise's goal is to provide real-time street parking availability, predictions, parking regulations, and automated payments.

The ParkWise mobile app is one of the interfaces that leverage the power of our platform, providing drivers with a real-time map of parking availability and predictions*, parking regulations*, and automated payments(planned).

We also plan to provide municipalities with a set of tools to manage their curbside parking infrastructure.

The ParkWise platform currently processes real-time data from over 260K connected vehicles in Boston and NYC and the ParkWise mobile app has been downloaded by over 25K drivers in Boston and NYC.

**Parking regulations information is only available for users in a few cities including Boston, NYC, LA, and SF. Further, parking availability information is only available in certain areas of Boston.*

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Product & Service

Technology

1. ParkWise Platform

ParkWise is an Intelligent Parking Platform that collects real-time telematics data from various sources such as connected vehicles, mobile devices, and parking sensors. This includes the user's parking location, distance to their vehicle, the current location of other drivers looking for parking and routes they traveled through, as well as parking regulations and rates.

The ParkWise platform plans to combine both real-time and historical data, and then use AI and Machine Learning to dispatch drivers to the most optimal parking spot in the future.

2. ParkWise Mobile App

The ParkWise mobile application is one of the interfaces that use the power of this platform: based on user behavioral analysis, the ParkWise mobile application automatically uploads parking-related data to the platform**.

Services

1. Interactive Parking Regulations*

ParkWise provides drivers with an interactive map of relevant street parking regulations and rates. Users will receive notifications** when they have to remove their car to abide by parking regulations or emergency notifications from the city.

2. Real-Time Parking Availability*

Based on all the telematics data it collects, ParkWise provides drivers with a real-time map of parking spots that just became available.

3. Short-Term Parking Predictions*

ParkWise's mobile technology automatically analyzes users' current and historical behavior, as well as the distance to their vehicle**. Using this data, ParkWise predicts impending parking spot vacancies within at least 60 seconds, giving drivers looking for parking in the area enough time to make it to the soon-to-be-available spot.

4. Automated Parking Payments (Planned)

The next step for ParkWise mobile app is to automatically detect when and where a driver parks and when they leave. ParkWise charges the drivers for the exact duration of their parking session, thereby completely automating the entire parking payment process.

5. Dynamic Navigation (Planned)

ParkWise plans to use AI and Machine Learning to dispatch connected and autonomous vehicles to the most optimal parking spot.

Planned Business Model

1. Parking Payment Automation

ParkWise is in discussions with Beeline (second largest telecom provider in Russia) for future partnership.

2. Advertisement

ParkWise provides localized and customized advertisements. We have partnered with Answer Marketplace (operated and powered by Allstate companies) to provide customer driving data for targeted Ads and insurance rates calculation.

3. In-Vehicle Navigation

ParkWise plans to integrate its technology and data within in-vehicle navigation systems, providing car manufacturers with a complete street parking solution. ParkWise's goal is to work with automakers to include ParkWise technology in their new models.

4. Municipalities

ParkWise plans to provide municipalities with smart curbside management (dynamic pricing & regulations), as well as traffic load-balancing & optimization solutions.

5. Commercial Fleets

For commercial fleets, ParkWise plans to integrate with their existing fleet management, smart routing, and navigation systems. ParkWise aims to combine data from multiple fleets as well as passenger vehicles to improve route planning and assists with balancing the last mile delivery load for the entire city.

Parking regulations information is only available for users in a few cities including Boston, NYC, LA, and SF. Further, parking availability information is only available in certain areas of Boston.

**Users will need to enable these on their mobile devices.*

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Team Story

Our management team has years of experience working together in the Intelligent Transportation field. At our previous startup, we collaborated with Inspectra, a Russian transportation system company, and executed numerous successful projects:

- Swarco: An Adaptive Traffic Management System for the city of Kazan (2013)
- Kapsch: Two WIM installations (2013)
- Skidata: Access control and ticketing systems for sports stadiums in Moscow and other Russian cities (2013)
- Shtraffic (iOS/Android): traffic management tool and ticket processor (2012)

Carrying between us decades of experience in developing innovative solutions in Traffic Management, we decided to open our own company in 2015 to create a new generation of Intelligent Traffic Management systems. The goal is to utilize our practical know-how and industry expertise to solve the parking problem for drivers, connected and autonomous vehicles.

Founders and Officers



Alexander Shvartz

CEO

B.Sc in Mathematics and Computer Science. 14 years' experience in R&D management. 8 years' experience in leading projects in Traffic Management and Intelligent Transportation Systems (ITS) Industries. 8 years' CEO experience.

*Alex has not yet signed an employment agreement with the Company.



Jonathan Schick

COO

B.Sc. & M.A. in Engineering and Computer Science. 6 years' experience in creating and delivering disruptive technologies. 5 years' of project and technical management experience in various industries.

*Jonathan has not yet signed an employment agreement with the Company.

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Eduard Miniakhmetov
CTO

Ph.D. in Computer Science, 8 years' CTO experience. 8 years' experience in leading projects in Traffic Management and Intelligent Transportation Systems (ITS) Industries.

*Eduard has not yet signed an employment agreement with the Company.





William Larrenaga
CFO (PART-TIME)

Former partner with KPMG LLP; 20 years CFO experience.

*William is a part-time consultant and a board member of the Company.

Q&A with the Founder

Q: What are current and expected post-raise founder salaries?
ParkWise: Seeing that we saved as much money as possible to help the company grow to its current state, the founders are actually only starting to take a salary from 2019 (until now, only our non-founding developers received one). The founders' salaries are as follows: CEO - $120,000; COO - $115,000

Q: Please describe your typical customer/user profile.
ParkWise:
Our target audience consists of urban drivers. ParkWise will allow drivers to see available street parking spots nearby, as well as soon-to-be available spots. Moreover, the app will automatically recall their parking location as well as alert them of parking regulations (e.g., an alert to remove their vehicle ahead of upcoming street cleaning). All this happens completely automatic and there is no manual input necessary on the driver's side (other than enabling these features on their mobile devices).

Q: Please detail your barriers to entry.
ParkWise: One of the main challenges we faced was the chicken-and-egg problem. How do we keep a solution which needs a high concentration of users useful enough for early adopters until critical mass has been reached?
One way in which we've managed to scale that obstacle is by introducing parking regulations. Since the app automatically saves the drivers' parking location, it will alert them about parking regulations. This feature alone has kept users in our fold. Meanwhile, all these users will keep providing data. When we reach the critical mass, the main functionality will kick in.
Once we reach the critical mass of users in a certain area, it will trigger a network effect among our users. On the other hand, non-users will then have a strong incentive to join our network, as their parking lookup time will increase.

Q: Please detail the current stage of your product/platform development.
ParkWise:
Although we are still working on a lot of features and perfecting the product, we believe our technology is ready for mass market. After years of development, testing, and feedback from users, we have managed to expunge major issues. On the platform side, we are working on many integrations with different partners (such as a complete integration tool for automakers, navigation providers, and data platforms for connected vehicles). As our ultimate goal is to cover the entire parking process, we are also actively working towards complete parking payment automation for parking payment providers.

Q:
Who do you view as your closest competitors?
ParkWise: There are a couple of competitors out there who offer parts of what we do.
- SpotAngels: Their main feature is parking regulations, which to us is just a nice added feature. They have recently started incorporating parking availability.
- ParkTag: This German startup started out with similar aspirations, but never managed to overcome the challenge of getting to critical mass without losing the initial base of users. They didn't have any incentive for early adopters to stay on their platform, and launched in many cities at the same time, creating insignificant clusters of users in different areas (contrary to our way, which is to focus very intensively on one area or neighborhood before moving on to the next one).
- Parknav: They give general probability estimates on parking availability, based on historical traffic data provided by INRIX.

For garage parking or meter payment apps, like SpotHero, we don't see them as competitors as they don't provide street parking availability, predictions, and regulations.

Q: Please detail your IP and patents filed/granted
ParkWise:
No IP or patents filed. As the process for patenting of software can be both tedious and costly, we have been advised against it. Instead, we have opted for the speed of growth to gain the first-mover advantage.

Q: Please summarize your business and business model.
ParkWise: While our end-user application is entirely free, our Intelligent Parking Platform offers an open interface for mobile applications, parking service providers, navigation systems, connected/autonomous vehicles, and smart cities.
As an example, by using our technology, parking providers can completely automate the payment process based on the duration and location of parking sessions. Cities can also optimize inner-city traffic and fleet operators can increase their efficiency.
We are also working towards integrating our solution with in-car navigation systems of automakers, who are very eager to offer more services and premium features to their customers.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

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Fundraising Description

Round type:	Bridge
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $400,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While ParkWise has set an overall target minimum of US $400,000 for the round, ParkWise must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to ParkWise's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Market Penetration
Product Development
Administration
Other/Legal

If Maximum Amount Is Raised


Market Penetration
Product Development
Administration
Other/Legal

Investor Perks

$2,000 - ParkWise T-Shirt

$5,000 - The above, plus exclusive early access to new features before general release

$20,000 - All of the above, plus access to private Slack channel with ParkWise management

$50,000 - All of the above, plus two 1-hour calls with ParkWise management team to discuss future company plans.

$150,000 - All of the above, plus an invitation to dinner with the founders in Boston or New York (airfare within the continental U.S., hotel stay included)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

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Seed

Round Size	US $600,000
Closed Date	May 26, 2017
Security Type	Convertible Note

Seed

Round Size	US $300,000
Closed Date	May 26, 2018
Security Type	Convertible Note

Seed

Round Size	US $100,000
Closed Date	Jan 7, 2017
Security Type	Common Equity

Financial Discussion

Operations

StreetInfoTech, Inc. (a Delaware C-Corporation) is a growing parking intelligence platform whose goal is to solve the street parking problem. The Company does this by allowing drivers to automatically share information about parking availability with each other and by helping drivers avoid parking tickets. The Company incorporated in 2016 and is headquartered in Boston, Massachusetts.

The Company has incurred losses from inception of approximately $928,364, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Advertising & marketing costs

The Company's advertising and marketing costs are expensed as incurred. The Company recognized $749 and $9,930 in advertising and marketing costs for the years ended December 31, 2018 and 2017, respectively.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Research & Development Costs

The Company expenses research and development costs as incurred. The Company recognized $149,152 in research and development costs for each of the years ended December 31, 2018 and 2017.

App Development Costs

The Company capitalizes development costs related to significant changes and new features and additions to their product. The balances as of December 31, 2018 and 2017 were $96,139 and $17,795, respectively.

Routine maintenance and minor updates are expensed as research and development.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

We are currently funding the business out of credits from our Russian investor TIT GROUP LLC. We currently have a zero cash balance and no employees. All expenses are being picked up by the Russian investor through credit from the $900K Convertible Notes. As of April 3rd, we have a remaining credit of $72K, which we expects to cover its associated R&D expenses for the development of ParkWise technology until July 14th, 2019. All non-founder individuals that worked on the ParkWise App are employees of TIT GROUP LLC. TIT GROUP LLC has entered into an Intellectual Property Assignment Agreement with us to assign the entire right, title, and interest in and to the Intellectual Property in relation to the ParkWise App. Investors can find a copy of this agreement in the data room.

Market Landscape

From what we've noticed, parking is a major problem in most metropolitan areas, thus our target audience consists of all urban drivers worldwide. With the advent of connected and autonomous vehicles, we work towards offering a complete parking solution for this market.

There are a number of apps that offer parking regulations information, while others offer more general parking predictions based on historical data. There are also apps that allow drivers to pay for their parking to parking lots and garages.

The goal of ParkWise is to encompass and optimize the entire parking process. Starting with street parking, which presents the main challenge, ParkWise is designed to dispatch drivers to specific parking spots by offering them short-term predictions and real-time availability. Once parked, drivers can review relevant parking regulations and receive notifications about parking rules. With ParkWise, we want the entire parking payment process to be hands-free. Our plan is also to allow drivers to automatically pay for their exact parking time in the future.

Additionally, we want to help the municipalities to get the ability to completely control and optimize their parking infrastructure in real-time (for example, dynamic parking rates and regulations).

Risks and Disclosures

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Risks Related to the Company's Business and Industry

StreetInfoTech, LLC is funding the business out of credits from its Russian investor TIT GROUP LLC. The Company currently has a zero cash balance and no employees. All expenses are being picked up by the Russian investor through credit. As of April 3rd, the Company has a remaining credit of $72K, which the Company expects to cover its associated R&D expenses for the development of ParkWise technology until July 14th, 2019. All non-founder individuals that worked on the ParkWise App are employees of TIT GROUP LLC. TIT GROUP LLC has entered into an Intellectual Property Assignment Agreement with the Company to assign the entire right, title, and interest in and to the Intellectual Property in relation to the ParkWise App. Investors can find a copy of this agreement in the data room.

The Company does not have an employment contract in place with its founders including Alexander Shvartz, Jonathan Schick, and Eduard Miniakhmetov. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave the Company, it might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $928,364, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Many of company's pilot programs are understood to be contingent on the successful development and proof of concept. The full integration with ParkWise's future customers and the Company's business depends almost entirely on its successful development, scaling, and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that these varying products or any other product candidates will be successfully developed or commercialized.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The parking/navigation technology market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The CEO is going to be paid a high salary of $120K. The management team didn't take any compensation for 2.5 years, but after the raise, they plan to pay themselves. The Company's CEO is paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

ParkWise has $900K of convertible notes and is raising an additional convertible note round. There is a risk that when the notes convert to equity, the actual amount of equity ownership could be less as there are a large number of notes outstanding.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has conducted transactions with related parties. During 2018 and 2017, there was a shareholder advance in the amount of $13,400 and $6,673, respectively. This advance is non-interest bearing.

Existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. Although the Company has filed an extension, if it underestimated its taxes, the IRS could still penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

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A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 74.2% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
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Product or Service (10 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

PROFILE MENU
Making an Investment in ParkWise

Highlights
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How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by ParkWise. Once ParkWise accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to ParkWise in exchange for your securities. At that point, you will be a proud owner in ParkWise.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, ParkWise has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now ParkWise does not plan to list these securities on a national exchange or another secondary market. At some point ParkWise may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when ParkWise either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is ParkWise's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the ParkWise's Form C. The Form C includes important details about ParkWise's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



PARKWISE

Intelligent Parking Platform

Investor's Deck

This presentation contains offering materials prepared solely by ParkWise without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

PROBLEM

We believe street parking has become a major problem worldwide as the number of vehicles has quickly outgrown the parking infrastructure.



20 MINUTES
urban drivers spend daily on parking lookup



30% OF TRAFFIC
in a city created by drivers looking for parking



20% OF EMISSIONS
in the U.S. generated by personal vehicles.



$72.7B
annual parking lookup cost for US drivers

Sources: IBM Global Parking Survey; INRIX Parking Pain Research
These statements represent management's opinions based on third-party estimates. They do not represent guarantees of future results, levels of activity, performance, or achievements.

PARKWISE

SOLUTION - PLATFORM

ParkWise is an Intelligent Parking Platform that creates a network which connects drivers, vehicles, and parking infrastructures.

ParkWise collects real-time telematics data from various sources such as connected vehicles, mobile devices, and parking sensors. This includes the user's parking location, distance to their vehicle, current location of other drivers looking for parking, and routes they traveled through.

The ParkWise platform then plans to use AI and Machine Learning[1] to dispatch drivers to the most optimal parking spot.







REAL-TIME STREET PARKING AVAILABILITY & PREDICTION[2]

PARKING REGULATIONS AND NOTIFICATIONS[3]

AUTOMATION OF PARKING PAYMENTS (PLANNED)

PARKWISE

1. Until the app reaches a critical mass of users in an area, we believe it makes more sense to show our users all availabilities to avoid conflicting information. Once there is a saturation of data, we plan to launch the functionality mentioned above. Currently, the ParkWise app only provides a certain level of navigation to users in certain areas to reach their parking spot. 2.This function is currently only available for users in certain areas of Boston. 3.This function is currently only available for users in Boston, New York City, Los Angeles, San Francisco, Chicago, Santa Monica, West New York, Union City, and Hoboken. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SOLUTION – INTERFACE

ParkWise offers an interface to drivers, connected vehicles, and municipalities (planned).



PARKWISE MOBILE APP

The ParkWise mobile app is one of the interfaces that leverages the power of this platform, aiming to provide drivers with a real-time map of parking availability and predictions, parking regulations, and automated payments.



OTHER INTERFACES

The ParkWise platform also can supplement existing route planning and navigation systems. Moreover, ParkWise plans to provide municipalities with a set of tools to manage their curbside parking infrastructure.



PARKWISE

TRACTION & GO TO MARKET

NOW



- ParkWise offers an interactive parking regulations map covering some of the largest US cities[1] and has been downloaded by over 25K drivers in Boston and NYC.

- The ParkWise platform processes real-time data from over 260K connected vehicles[2] in Boston and NYC.

- Signed an agreement with Answer Marketplace (operated and powered by Allstate companies) to provide customer driving data for targeted Ads and insurance rates calculation.

- Planned piloting automated parking payment system with large foreign telecommunications provider (55M users).

NEXT



- We are ready to expand our coverage to 9M connected vehicles in the U.S. by the end of 2019.

- Fully automated parking payments.

- Integrating with in-car navigation systems.

- Providing municipalities with smart curbside management solutions (dynamic pricing & regulations).

- Route planning and delivery scheduling services for commercial fleets.

FUTURE



- Offering the full parking experience for connected and autonomous vehicles.

- Providing municipalities with smart city solutions including traffic load-balancing & optimization.

- Integration with future mobility (drones, robotics, IoT).

1. ParkWise currently has parking regulations for Boston, New York City, Los Angeles, San Francisco, Chicago, Santa Monica, West New York, Union City, and Hoboken. 2. This is number is estimated by wejo, a third-party data exchange company. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

PARKWISE

BUSINESS MODEL

B2B Future Revenue Sources


COMMERCIAL FLEETS SERVICES
HOT LEADS/REFERRALS
garages/parking aggregators
SDK/DATA ACCESS
SDK
P
PARKWISE
PLATFORM
PARKING PAYMENT AUTOMATION
INTEGRATION WITH AUTOMAKERS
connected & self-driving vehicles
NAVIGATION SYSTEMS

ParkWise is currently pre-revenue. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

PARKWISE

FUTURE STRATEGIC PARTNERS

With the recent active investments and high-tech penetration of the automotive industry, we believe our technology, data, and user base can present a highly valuable solution for the leading players in the following industries:



CONNECTED & SELF-DRIVING VEHICLES



COMMERCIAL FLEETS



SMART CITIES



PARKING PROVIDERS



NAVIGATION & MAPPING

ParkWise is currently pre-revenue. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

TEAM & EXPERIENCE



ALEXANDER SHVARTZ
CEO

14 years experience in managing R&D teams
8 years CEO experience in Intelligent Transportation
Previous startup executed projects for Swarco, Kapsch, Shtraffic, and Skidata through Inspectra, a Russian transportation system company.



JONATHAN SCHICK
COO

6 years experience in creating and delivering disruptive technologies



EDUARD MINIAKHMETOV
CTO

PhD in Computers Science
8 years CTO experience in Intelligent Transportation



WILLIAM LARRENAGA
Consulting CFO

Former partner with KPMG LLP
20 years CFO experience

The company does not currently have employment agreements with Alexander, Eduard, and Jonathan.

PARKWISE

FUNDING



- Marketing
- Product Development
- Administration
- Other